Exhibit 99.8

SK Energy LLC	AMERICAN RESOURCES, INC.

Large Ring Energy, Inc. Shareholders Encouraged that Ring Energy Has Followed Recommendations and are Starting to Deliver Shareholder Value

Shareholders Continue to Push for a Transformative Deleveraging Transaction

HOUSTON, TX, April 1, 2021 /PRNewswire/-- American Resources, Inc., and SK Energy LLC, the investment vehicle of Dr. Simon Kukes, one of the largest shareholders of Ring Energy, Inc. (NYSE: REI), announced today that we are generally encouraged by Ring Energy’s actions over the past year which follows the guidance laid out in our March 2, 2020 letter to the Board of Directors of Ring Energy, which provided explicit recommendations to strengthen the Company in the near-term such as:

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Reconstitute the Board of Directors to address entrenchment, inter-relation among directors, and lack of fresh perspective and opinion on the Board
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Consolidate office locations and management to a central location to save G&A and allow for constructive interaction
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Focus investment on core assets, divest non-core assets when the market recovers
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Build management credibility with focus on investor relations and public communications strategy
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Engage major market independent audit firm to enhance Company credibility and accountability

Following delivery of our March 2020 letter, Ring Energy has implemented most of our near-term strategy recommendations to some extent, with many actions following soon after the appointment of new Ring Energy CEO Paul D. McKinney, who met with representatives of American Resources and SK Energy in late summer of 2020 to discuss our March 2020 letter and recommendations.

We believe these corrective actions are the primary reason Ring Energy’s share price has gained over 270% from the week our March 2020 letter was publicly delivered through March 25, 2021, significantly outperforming both the SPDR S&P Oil & Gas Exploration & Production ETF (XOP - 157% gain) and West Texas Intermediate Crude Oil (WTI - 88% gain) over the same period.

However, while Ring Energy has enjoyed some success since implementing these near-term recommended actions, there are many challenges that still lay ahead for Ring Energy’s new management team and Board, notably regarding shareholder engagement, as recently evidenced by its announcement via Form 8-K on March 25, 2021 that it is moving its annual shareholder meeting up from December 2021 to May 25, 2021. While this may seem benign on its face, the effect of this change is that Ring Energy drastically accelerated the deadline for delivery of Board of Director nominations and shareholder proposals to Ring Energy to April 5, 2021, leaving only 5 business days for shareholders to submit Board nominations and proposals. This significantly limits shareholders’ ability to propose Board nominations and present shareholder proposals, which is troubling where, as seen over the last year, shareholders have provided valuable guidance to the Company which, when followed by the Company, directly increased shareholder value. This does not reflect good corporate governance and shareholder relations, and we suspect that Ring Energy took this action to prevent our group and other large shareholders from nominating candidates to the Board and presenting shareholder proposals.

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079

SK Energy LLC	AMERICAN RESOURCES, INC.

Given the costly nature of proxy solicitations and the recent positive stock price performance, we are not interested at this time in nominating Board members or presenting proposals. However, we will continue to actively monitor the Company, including its corporate governance and continued execution of its turnaround plan, as the Company continues to face daunting challenges – it has a relatively high debt load, high proportion of 2021 hedged volumes (limiting 2021 cash flow upside), large short interest in the stock (~15% - 17% of shares outstanding), and a market concern that the new management team does not have the capital markets experience to execute a transformative combination, divestiture or acquisition, which we believe is in the Company’s best interest and should be pursued. Many of these challenges can be fixed fairly easily in the current improved oil price environment and we implore management and the Board to continue to pay down debt and seek an eventual deleveraging transaction.

About SK Energy LLC and Dr. Simon Kukes
SK Energy LLC is an investment company owned by Dr. Simon Kukes, a globally-renowned oil and gas industry executive. Dr. Kukes has held various positions over the years, including as President and CEO of Tyumen Oil Company (TNK) where he was involved in the ~$20 billion merger of TNK and British Petroleum to form TNK-BP in 2003, and as CEO of Hess Corporation’s (NYSE: HES) Samara-Nafta subsidiary, where he was instrumental in the subsidiary’s $2.05 billion sale to Lukoil in 2013. He is also currently the largest shareholder, CEO and director of PEDEVCO Corp. (NYSE MKT: PED), an NYSE-listed oil and gas company active in the Permian and D-J Basins.

About American Resources, Inc.
American Resources, Inc. (“ARI”) is a Houston, Texas based oil and gas investment, development and operating company focused on acquisition of underexploited, distressed and/or undervalued oil and gas assets and companies where ARI believes its involvement can add value. ARI strives to maximize value through active management of assets and/or board level participation in its corporate investments.

About Ring Energy, Inc.
Founded in 2012, Ring Energy is a Midland, Texas-based oil and gas exploration, development and production company with current operations in the Permian Basin of West Texas and is recognized as the top producing oil basin in North America.

SOURCE: SK Energy LLC and American Resources, Inc.

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079